3460 Preston Ridge Road. Suite 600 Alpharetta, GA 30005

To:	John Reynolds Assistant Director Securities and Exchange Commission Division of Corporation Finance

Date:	December 19, 2008

From:	Larry N. Brownlee Vice President - Controller and Principal Accounting Officer Neenah Paper, Inc.

Subject:	Neenah Paper, Inc. Form 10-K for Fiscal Year Ended December 31, 2007 Filed March 13, 2008 Form 10-Q for Fiscal Quarter Ended September 30, 2008 Filed November 6, 2008 File No. 001-32240

Dear Mr. Reynolds:

To confirm my conversation with Steve Lo on December 18, 2008, we will respond to the comments in your letter dated December 18, 2008 by no later than Friday, January 16, 2009. I appreciate your willingness to extend us more time.

If you have any questions, please contact me at (678) 518-3206.

Sincerely,

/s/ Larry N. Brownlee
Larry N. Brownlee
Vice President – Controller and Principal Accounting Officer